July 22, 2021

VIA EDGAR

Christine Westbrook

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Oramed Pharmaceuticals Inc.

Registration Statement on Form S-3

File No. 333-257926

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oramed Pharmaceuticals Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on July 26, 2021, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

Very truly yours,

Oramed Pharmaceuticals Inc.

By:	/s/ David Silberman
	Name:	David Silberman
	Title:	Chief Financial Officer

Oramed Ltd. | 1185 Avenue of the Americas, New York, NY 10036 | www.oramed.com

Phone: + 1-844-967-2633| Fax: +972-2-566 0004 | Email: info@oramed.com